

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Ken Tsang
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

> **Re: Next Technology Holding Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-41450**

Dear Ken Tsang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. We note that your Form 10-K does not include an opinion from your independent registered public accounting firms at or for the years ended December 31, 2023 and December 31, 2022. As a result, your filing is considered to be materially deficient and you are not timely or current in your reporting obligations under the Exchange Act. Please amend your Form 10-K to include the reports from your independent registered accounting firms for each of the last two fiscal years. Refer to Rule 2.02 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Lai